Mail Stop 4561

June 12, 2007

VIA U.S. MAIL AND FAX (773) 380-1601

Richard G. Smith
Senior Vice President, Chief Financial Officer and Treasurer
Deerfield Triarc Capital Corp.
One O'Hare Center
9th Floor
6250 North River Road
Rosemont, Illinois 60018

> **Re:** **Deerfield Triarc Capital Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 14, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 10, 2007**
> **File No. 1-32551**

Dear Mr. Smith:

We have reviewed your response letter dated June 11, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Richard G. Smith
Deerfield Triarc Capital Corp.
June 12, 2007
Page 2

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 55

1.   We have reviewed your response to prior comment two. Please tell us
        management's basis for determining that the reclassification of the trust preferred
        debt does not violate Item 10(e)(1)(ii)(A). It would appear that management uses
        this non-GAAP measure as a liquidity measure and the trust preferred securities
        are liabilities that would require cash settlement. Additionally, please tell us the
        nature and terms of these securities that management believes would make it more
        appropriate to classify them as equity.

Financial Statements

Note 9. Stockholders' Equity, page 86

2.   We have considered your response to our prior comment five. We are unclear
        how you have provided all the required disclosures for share based compensation
        in accordance with paragraphs 64, and A240-A241 of SFAS 123(R), specifically
        disclosures related to the fair value of equity instruments granted. Please tell us
        where you have included the required disclosures, or provide us with an example
        of any proposed disclosure to be included in future filings.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please file your response letter on EDGAR. You may
contact Robert Telewicz, Senior Staff Accountant at (202) 551-3438, Jennifer Monick,
Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have
questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief